UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51387

Focus Media Holding Limited

(Exact name of registrant as specified in its charter)

Address: Unit No. 1, 20th Floor, The Centrium

60 Wyndham Street, Central, Hong Kong

Phone: +852-3752-8009

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.00005 per share

American Depositary Shares, each representing five Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Focus Media Holding Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 3, 2013	By:	/s/ Kit Leong Low
	Name:	Kit Leong Low
	Title:	Chief Financial Officer